UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

Ace Global Business Acquisition Ltd.

(Name of Issuer)

Ordinary Share, par value $0.001

(Title of Class of Securities)

G0083E102

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G0083E102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ATW SPAC MANAGEMENT LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 396,000*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 396,000*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 396,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.54%*
12.	TYPE OF REPORTING PERSON (see instructions) IA, OO

CUSIP No.: G0083E102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Antonio Ruiz-Gimenez
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 396,000*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 396,000*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 396,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.54%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No.: G0083E102

Item 1.

(a)	Name of Issuer Ace Global Business Acquisition Ltd (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 6/F Unit B, Central 88, 89-98 Des Voeux Road Central Central, Hong Kong, China

Item 2.

(a)	Name of Person Filing: ATW SPAC Management LLC Antonio Ruiz-Gimenez*

(b)	Address of the Principal Office or, if none, residence 7969 NW 2nd Street, #401 Miami, Florida 33126

(c)	Citizenship ATW SPAC Management LLC – Delaware Antonio Ruiz-Gimenez – Spain

(d)	Title of Class of Securities Ordinary Share, par value $0.001

(e)	CUSIP Number G0083E102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: ATW SPAC Management LLC – 396,000* Antonio Ruiz-Gimenez – 396,000*

(b)	Percent of class: ATW SPAC Management LLC – 6.54%* Antonio Ruiz-Gimenez – 6.54%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote ATW SPAC Management LLC – 0 Antonio Ruiz-Gimenez – 0

(ii)	Shared power to vote or to direct the vote ATW SPAC Management LLC – 396,000* Antonio Ruiz-Gimenez – 396,000*

(iii)	Sole power to dispose or to direct the disposition of ATW SPAC Management LLC – 0 Antonio Ruiz-Gimenez – 0

(iv)	Shared power to dispose or to direct the disposition of ATW SPAC Management LLC – 396,000* Antonio Ruiz-Gimenez – 396,000*

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

* The securities of Ace Global Business Acquisition Ltd, a blank check company incorporated under the laws of the British Virgin Islands (the “Issuer”), reported herein are held in the form of Ordinary Shares (“Shares”) and certain warrants not presently exercisable until the consummation of the Issuer’s initial business combination (“Initial Business Combination”), as described in more detail in the Issuer’s prospectus filed with the SEC on April 6, 2021 (the “Prospectus”).

The Shares are held by one or more separately managed accounts managed by ATW SPAC Management LLC, a Delaware limited liability company (the “Adviser”), which has been delegated exclusive authority to vote and/or direct the disposition of such Units held by such separately managed accounts, which are sub-accounts of one or more pooled investment vehicles (the “Funds”) managed by a Delaware limited liability company. Antonio Ruiz-Gimenez is the Managing Member of the Adviser. For the purposes of Reg. Section 240.13d-3, the reporting persons herein are deemed to beneficially own an aggregate of 396,000 Shares, or 6.54%, of the 6,054,000 Shares that were issued and outstanding, as specified in the Issuer’s Form 10-Q/A filed with the SEC on December 22, 2021.

This report shall not be deemed an admission that the Adviser, the Funds or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons herein disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting person’s pecuniary interest therein.

CUSIP No.: G0083E102

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: G0083E102

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

ATW SPAC Management LLC

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member

Antonio Ruiz-Gimenez

By:	/s/ Antonio Ruiz-Gimenez
Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No.: G0083E102

JOINT FILING STATEMENT

PURSUANT TO RULE 13D-1(K)(1)

The undersigned hereby consent and agree to the joint filing of Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Shares of Ace Global Business Acquisition Ltd, together with any or all amendments thereto, when and if required. The parties hereto further consent and agree to file this Joint Filing Statement pursuant to Rule13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

This Joint Filing Statement may be terminated by any of the undersigned upon written notice or such lesser period of notice as the undersigned may mutually agree.

Dated: February 14, 2022

ATW SPAC Management LLC

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member

Antonio Ruiz-Gimenez

By:	/s/ Antonio Ruiz-Gimenez
Individually